CIGNA CORPORATION		Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Six Months Ended
	June 30,
	2007	2006

Income from continuing operations before income taxes	$741	$936

Adjustments:
(Income) from equity investee	(1)	-

Income from continuing operations before income taxes, as adjusted	740	936

Fixed charges included in income:

Interest expense	$61	$49
Interest portion of rental expense	17	17

	78	66

Interest credited to contractholders	-	-

	$78	$66

Income available for fixed charges (including interest
credited to contractholders)	$818	$1,002

Income available for fixed charges (excluding interest
credited to contractholders)	$818	$1,002

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	10.5	15.2

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	10.5	15.2